



PRESS RELEASE AEM SPA:

BOARD OF DIRECTORS APPROVES THE CONSOLIDATED RESULTS OF FINANCIAL YEAR 2004

Turnover amounting to Euro 1,816 million (+30,5%)
Net Operating Result amounting to Euro 268 million (+9,6%)
Dividends proposed by the Board increased by 6% (5,3 cent/€ per share)

Milan, 16th March 2005 – Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM SpA Board of Directors met, examined and approved the consolidated results of the AEM Group as well as the financial accounts of the Holding AEM S.p.A. for 2004.

The **consolidated results** of the AEM Group, at 31st December 2004, reached Euro 1,816 million, which represents a growth of 30.5% compared with the corresponding accounting period for 2003.

The positive picture of the turnover can be attributed principally to the significant increase in the volumes of electricity sold, which reached 14,078 million kWh (+103.9%).
The increase in sales related particularly to the sales of electricity to eligible end users and wholesalers through bilateral contracts, and was further substantiated by the transactions on the IPEX (Italian Power Exchange) markets, which started up on 1st April 2004. From that date on, on the contrary, electricity transfers ceased to captive market customers, on account of the distributing company's obligation to cover the demands of captive customers with purchases made exclusively from Acquirente Unico S.p.A.

The significant development in sales was substantiated by the expansion of production, which was also contributed to by the new 400 MW high efficiency combined cycle, installed at the Cassano d'Adda power plant, operative since November 2003, as well as the entry into force of agreements signed with Edipower S.p.A., which grant the AEM Group the right to use up to 20% of the installed electricity capacity.
Demand (net of losses) was covered by its self-produced energy to the extent of 9,456 million kWh (3,717 million kWh during the corresponding accounting period in 2003) as well as the purchase of 1,212 million kWh (3,512 kWh during the accounting period in 2003) of energy produced by third parties, and 3,873 million kWh from supplies made by Acquirente Unico S.p.A.
Compared with the accounting period 2003, and net of energy production from Edipower's plants, thermoelectric power generation grew by 41.6% whilst hydroelectric production decreased by 6.0% due to the strategies of the reservoir management which allowed to increase the store capacity at the end of 2004.

The overall contribution of the management of the distribution networks was also significant: the quantities of gas and electricity transported were 1,282 million cubic meters and 7,331 million kWh, respectively, a respective growth rate of 3.7% and 0.8% compared to 31st December 2003.



Gas sales stood at 1,110 million cubic metres. Net of gas sales made in the accounting period 2003 to Edipower, for a total of 414 million cubic metres (which were suspended from 1st January 2004, following the commencement of agreements for the transfer of production capacity to industrial partners), sales to end users during the period in question decreased by 2.7% compared with the previous year due to the effect of high temperatures recorded in the last quarter of the year.

There was also a positive contribution returned by activities in the district heating and heat sector as well as *facility management* services which produced a turnover of Euro 85,4 million (Euro 72,6 million in the previous accounting period). Sales of heating grew during the period by 4.7%.

External expenses totalling Euro 1,261.2 million grew by 48.6 % compared with the accounting period 2003. This trend results principally from the increase in gas and fuel (coal and fuel oil) purchases to support production, as well as the fees due under the *tolling agreements* concluded with Edipower S.p.A.
This increase in expenditure was to some extent attenuated by the high degree of efficiency of the new 400 MW combined cycle, which is operative at the Cassano d'Adda power plant.

Notwithstanding the significant increase in activities, during the accounting period in question **labour costs** were reduced by 4.0% and stood at Euro 123.3 million. This positive trend is due to the reduction in manpower under the organisational rationalisation programme, which is partially compensated by the growth of wages following the increases as provided for in the contract.

The joint effects of the above-mentioned dynamics have brought about an increase of 4.2% in the **gross operating margin** (EBITDA), which now stands at Euro 431.8 million.

By virtue of the allocations for **depreciation and amortizations** worth Euro 116.7 million (compared with Euro 115.0 at 31st December 2003) and to the **provisions for risk and expenses** of Euro 47.4 million (compared with Euro 55.1 million at 31st December 2003), **the operating result** (EBIT) stood at Euro 267.7 million , which is an increase of 9.6%.

The quotas of the result for companies calculated using the equity method equivalent to – 24.1 million Euro, reflect the losses (Fastweb S.p.A. ex e.Biscom) or profits made (Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A., ed e-Utile S.p.A.), as well as the amortization for the consolidation differences of associates.

The **financial managemet balance** returned a negative result for the sum of Euro 35.4 million, an improvement with respect to the figure evidenced in the corresponding accounting year 2003 (which stood at Euro 39.0 million at 31st December 2003). The higher financial fees connected with the increased average debt were more than compensated for by financial income deriving from the use of currently available liquid assets, the positive effects of interest rate risk hedging and the value recovery of some shareholdings thanks to their positive stock market performance.

Profit before extraordinary items stood at Euro 208.2 million, which shows an increase of 1,7%.

Income from extraordinary items, equivalent to Euro 45.5 million (Euro 188.0 million at 31st December 2003) principally reflected the positive effects of the sale of a property and deferred tax credits. As of 31st December 2003, income from extraordinary items stood at Euro 223.5 million following the capital gain due to the sale of the shareholding in Fastweb S.p.A.

AEM SPA



Taxes for the 2004 accounting period stood at Euro 80.8 million (Euro 95.1 million at 31st December 2003) and take into account the deferred tax credits and debts relating to the accounting profit.

Net consolidated profits for the accounting period, net of minorities, therefore stood at Euro 172.1 million (compared with Euro 297.0 million at 31st December 2003. Such value included the capital gain deriving from the sale of the stake in Fastweb S.p.A).

Net shareholders equity at 31st December 2004 amounted to Euro 1,450 million (Euro 1,366 million at 31st December 2003) and **net financial position** amounted to Euro 1,502 million, an increase of Euro 318 million compared with the accounting period 2003. Such dynamic by Euro 238 million reflects the accounting effects of the e.Biscom (now Fastweb S.p.A.) bond conversion loan which was previously registered as a financial credit. The ratio Net Financial Position/Net Shareholders Equity at 31st December 2004 stood at 1.04. The ratio Net Financial Position/Market Cap at 31st December 2004 stood at 0.49.

Operating Cash Flow, net of investments (Euro 402 million, of which Euro 238 million relating to e.Biscom bond conversion loan) and net of the distribution of the previous accounting period's dividends (which were distributed during 2004) amounting to Euro 89 million, returned negative by Euro 318 million.

* * *

TRANSITION TO NEW ACCOUNTING PRINCIPLES

The Board of Directors has examined activities undertaken to date to bring the accounting principles into line with international accounting principles. The first interim statement to be drawn up using the provisions laid down under IAS 34 international accounting standard will presumably be the half-yearly accounts for 2005.

* * *

CONVOCATION OF THE GENERAL MEETING AND DIVIDENDS

The AEM S.p.A. Board of Directors has therefore resolved to call an ordinary general meeting for shareholders this forthcoming 29th April 2005, for the first convocation, and on 5th May 2005, for the second convocation.

At the shareholders' meeting, distribution of a unit dividend of 5.3 cents (Euro) per share will be proposed, a 6% increase on the previous accounting period.
The dividend will be payable from 23rd June 2005, and the tear-off date for coupon no. 7 is 20th June 2005.

AEM SPA



* * *

BUY BACK SHARES

The AEM S.p.A. Board of Directors has resolved to ask the next ordinary general meeting for its permission to go ahead with its plan to buy back its own shares on the market, as was resolved by the shareholders' meeting of 20th October 2003. The aim of the proposal is to offer an investment opportunity to the further development of the company and the performance of share markets generally, which would at the same time allow the bought-back shares to be used for industrial projects in pursuit of the company's own strategic aims.

The request for the authorisation, valid for a period of eighteen months from the date of the resolution of the shareholders' meeting, relates to a total number of AEM's own shares that cannot exceed 10% of its share capital (the shares currently held by the portfolio represent 1.264% of the capital), provided that they fall within the limits of distributable profits and available reserves, and which in any case cannot exceed a total expense of Euro 300 million. The buy-back acquisitions will take place according to the terms and conditions of the current regulatory framework laid down by the Italian Stock Exchange (Borsa Italiana S.p.A.), which ensure equal treatment of shareholders pursuant to article 132 Italian Legislative Decree, 24th February 1998 n.58, with the exception of public offers for acquisitions and/or share exchanges. The purchase price shall not be lower than the face value of the share (0.52 Euro) and not higher than 5% of the reference price recorded by the share during the stock market session preceding each individual purchase transaction.

Authorisation will also be requested for the sale of company's own shares held under its own portfolio, either in lots or on the electronic stock exchange, or even as part of trading activities for a unit price that cannot be less than 5% of the reference price recorded by the share during the trading session preceding each single transaction. The aforesaid price limit shall not apply to exchanges of bought back shares carried out within the framework of industrial projects.

Annexes:

Reclassified economic accounts sheets, assets and financial account statements relating to the AEM Group and AEM SpA.

* * *

* * *

Annexes:

AEM SPA



AEM Group
Profit and Loss

(millions of euro)	31.12.2004	%	31.12.2003	%	delta	% 04/03
Total revenues	**1,816.3**	**100.0**	**1,391.5**	**100.0**	**424.8**	**30.5**
Revenues from sales	1,544.8	85.1	1,145.5	82.3	399.3	34.9
Other revenues	271.5	14.9	246.0	17.7	25.5	10.4
Value added	**555.1**	**30.6**	**542.9**	**39.0**	**12.2**	**2.2**
Labour costs	(123.3)	(6.8)	(128.5)	(9.2)	5.2	(4.0)
Gross operating income (EBITDA)	**431.8**	**23.8**	**414.4**	**29.8**	**17.4**	**4.2**
Amortisation and depreciation	(116.7)	(6.4)	(115.0)	(8.3)	(1.7)	1.5
Provisions	(47.4)	(2.6)	(55.1)	(4.0)	7.7	(14.0)
Operating income (EBIT)	**267.7**	**14.7**	**244.3**	**17.6**	**23.4**	**9.6**
Affiliates	**(24.1)**	**(1.3)**	**(0.5)**	**(0.0)**	**(23.6)**	**n.s.**
Financial income/charges	(35.4)	(1.9)	(39.0)	(2.8)	3.6	(9.2)
Income before extraordinary items	**208.2**	**11.5**	**204.8**	**14.7**	**3.4**	**1.7**
Extraordinary income and charges	45.5	2.5	188.0	13.5	(142.5)	n.s.
Income before taxes	**253.7**	**14.0**	**392.8**	**28.2**	**(139.1)**	**(35.4)**
Taxes for the year	(80.8)	(4.4)	(95.1)	(6.8)	14.3	(15.0)
Net income for the year	**172.9**	**9.5**	**297.7**	**21.4**	**(124.8)**	**(41.9)**
Net income of minority interests	(0.8)	(0.0)	(0.7)	(0.1)	(0.1)	14.3
Net income for the year of the group	**172.1**	**9.5**	**297.0**	**21.3**	**(124.9)**	**(42.1)**

AEM SPA



Balance Sheet

(millions of euro)	31.12.2004	%	31.12.2003	%	delta	04/03
Capital employed						
Net fixed capital employed	2,797.8	94.8	2,603.1	102.1	194.7	7.5
Working capital	154.0	5.2	(53.3)	(2.1)	207.3	(388.9)
Total capital employed	**2,951.8**	**100.0**	**2,549.8**	**100.0**	**402.0**	**15.8**
Sources of funds						
Shareholders'equity	**1,450.2**	**49.1**	**1,366.3**	**53.6**	**83.9**	**6.1**
Total financial position beyond one year	1,241.5	42.1	1,055.0	41.4	186.5	17.7
Total financial position within one year	260.1	8.8	128.5	5.0	131.6	102.4
Total net financial position	**1,501.6**	**50.9**	**1,183.5**	**46.4**	**318.1**	**26.9**
Total sources of funds	**2,951.8**	**100.0**	**2,549.8**	**100.0**	**402.0**	**15.8**

Cash-flow statement

(millions of euro)	31.12.2004	31.12.2003
Opening net financial position	**(1,183.5)**	**(1,162.4)**
Net income for the year	172.1	297.0
Amortisation and depreciation	116.7	115.0
Changes in assets and liabilities	(116.6)	(3.4)
Cash flow generated by current operations	**172.2**	**408.6**
Net capital expenditure on tangible, intangible and financial fixed assets	**(402.0)**	**(316.8)**
Change in the consolidation reserve		(28.6)
Change in minority interests	0.8	(8.7)
Net income distributed	(89.1)	(75.6)
Cash flow absorbed by changes in shareholders'equity	**(88.3)**	**(112.9)**
Closing net financial position	**(1,501.6)**	**(1,183.5)**

AEM SPA



AEM SpA

Profit and Loss

(millions of euro)	31.12.2004	%	31.12.2003	%	delta	% 04/03
Total revenues	**274.4**	**100.0**	**307.6**	**100.0**	**(33.2)**	**(10.8)**
Revenues from sales	4.3	1.6	13.4	4.4	(9.1)	(67.9)
Other revenues	270.1	98.4	294.2	95.6	(24.1)	(8.2)
Value added	**119.7**	**43.6**	**125.1**	**40.7**	**(5.4)**	**(4.3)**
Labour costs	(38.0)	(13.8)	(47.3)	(15.4)	9.3	(19.7)
Gross operating income (EBITDA)	**81.7**	**29.8**	**77.8**	**25.3**	**3.9**	**5.0**
Amortisation and depreciation	(30.4)	(11.1)	(27.2)	(8.8)	(3.2)	11.8
Provisions	(13.2)	(4.8)	(34.9)	(11.3)	21.7	(62.2)
Operating income (EBIT)	**38.1**	**13.9**	**15.7**	**5.1**	**22.4**	**142.7**
Financial income/charges	108.6	39.6	42.1	13.7	66.5	158.0
Income before extraordinary items	**146.7**	**53.5**	**57.8**	**18.8**	**88.9**	**153.8**
Extraordinary income and charges	27.5	10.0	176.6	57.4	(149.1)	(84.4)
Income before taxes	**174.2**	**63.5**	**234.4**	**76.2**	**(60.2)**	**(25.7)**
Taxes for the year	(20.5)	(7.5)	(35.4)	(11.5)	14.9	(42.1)
Net income for the year	**153.7**	**56.0**	**199.0**	**64.7**	**(45.3)**	**(22.8)**

AEM SPA



Balance Sheet

(millions of euro)	31.12.2004	%	31.12.2003	%	delta	% 04/03
Capital employed						
Net fixed capital employed	2,866.6	96.8	2,547.0	99.2	319.6	12.5
Working capital	94.4	3.2	20.3	0.8	74.1	365.0
Total capital employed	**2,961.0**	**100.0**	**2,567.3**	**100.0**	**393.7**	**15.3**
Sources of funds						
Shareholders' equity	2,051.1	69.3	1,986.5	77.4	64.6	3.3
Total financial position beyond one year	923.9	31.2	695.0	27.1	228.9	32.9
Total financial position within one year	14.0	0.5	114.2	4.4	(100.2)	(87.7)
Total net financial position	**909.9**	**30.7**	**580.8**	**22.6**	**329.1**	**56.7**
Total sources of funds	**2,961.0**	**100.0**	**2,567.3**	**100.0**	**393.7**	**15.3**

Cash Flow Statement

(millions of euro)	31.12.2004	31.12.2003
Opening net financial position	**(580.8)**	**(512.7)**
Net income for the year	153.7	199.0
Amortisation and depreciation	30.4	27.2
Changes in assets and liabilities	(45.2)	29.0
Cash flow generated by current operations	**138.9**	**255.2**
Net capital expenditure on tangible, intangible and financial fixed assets	**(378.9)**	**(247.7)**
Net income distributed	(89.1)	(75.6)
Cash flow absorbed by changes in shareholders'equity	**(89.1)**	**(75.6)**
Closing net financial position	**(909.9)**	**(580.8)**

AEM SPA



Info:

AEM SpA
Investor Relations
Tel. +390277203879
ir@aem.it

AEM SpA
Media Relations
TEL. +390277203093
ufficiostampa@aem.it





PRESS RELEASE

CHANGE IN AEM S.P.A. COMPANY CALENDAR EVENTS FOR 2005

Milan, 16 March 2005 - herewith please find the up-to-date calendar for the principal company events in 2005 for Aem S.p.A.:

- *16 March 2005*

  Board of Directors meeting for the approval of the draft financial statements for Aem S.p.A. and the consolidated financial statements for the Aem Group as at 31 December 2004.

- *27 April 2005*

  Board of Directors meeting for the approval of the 1st quarter operating results as at 31 March 2005.

- *29 April 2005 (1st call) – 5 May 2005 (2nd call)*

  Shareholders' meeting for the approval of the financial statements as at 31 December 2004.

- *9 September 2005*

  Board of Directors meeting for the approval of the 1st semester operating results as at 30 June 2005.

- *28 October 2005 (1st call) – 4 November 2005 (2nd call)*

  Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future of the company in terms of the second paragraph of Article 12 of the Articles of Association.

- *10 November 2005*

  Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2005.

The draft and consolidated financial statements for 2004 and the 1st semester operating results for 2005 will be made available within the limits prescribed in the second paragraph of Article 82 of the Issuers Regulations; as a consequence Aem S.p.A. will be exonerated from the need to publicise the 4th quarter 2004 and the second quarter 2005 operating results.

For more information:
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it